Contact

www.linkedin.com/in/sandy-robertson-40027623b (LinkedIn)

Top Skills

Board Level
Organizational Development
Process Efficiency

Sandy Robertson

COO at GroundWorx® | Predictive Environmental Intelligence
Centralia, Washington, United States

Summary

COO and growth operations executive with 29+ years at Fortune 50 enterprises and high-growth startups. Scaled a first-to-market company from employee #4 to 100+ while architecting scalable systems and data-driven platforms powering high-performance teams.

Experience

GroundWorx®

Chief Operating Officer
December 2025 - Present (10 months)
San Diego, California, United States

GroundWorx is a proactive soil management and water conservation solution helping the world's best turf managers and agriculturalists grow smarter by connecting them to the turf, trees, and crops within their care.

Virtual Move (vrtmv)

Director Board of Directors
June 2026 - Present (4 months)
Seattle, WA

ApproveShield

6 years 9 months

Vice President | Sales & National Accounts
October 2024 - December 2025 (1 year 3 months)
Dallas, Texas, United States

Vice President of Client Development
April 2019 - September 2024 (5 years 6 months)
Richardson, Texas, United States

State Farm

Regional Section Manager
November 1994 - May 2018 (23 years 7 months)

Tennessee, United States

Education

University of Phoenix

Bachelor of Business Administration - BBA, Business Administration and Management, General · (June 2001 - January 2003)